SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 2)



                    COMMUNITY SAVINGS BANKSHARES, INC.
_____________________________________________________________________________
                             (Name of Issuer)



                 COMMON STOCK, $1.00 PAR VALUE PER SHARE
_____________________________________________________________________________
                      (Title of Class of Securities)



                               204037 10 5
_____________________________________________________________________________
                              (CUSIP Number)



                             December 31, 2000
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)


                             Page 1 of 6 Pages

CUSIP NO. 204037 10 5                                       Page 2 of 6 Pages
_____________________                                       _________________

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Community Savings Bankshares, Inc. Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                               (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     413,765
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6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     364,904
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7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     413,765
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8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     364,904
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     778,669
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.12%
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12.  TYPE OF REPORTING PERSON

     EP


CUSIP NO. 204037 10 5                                       Page 3 of 6 Pages
_____________________                                       _________________

ITEM 1(a) NAME OF ISSUER:

          Community Savings Bankshares, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          660 U.S. Highway One
          North Palm Beach, Florida   33408

ITEM 2(a) NAME OF PERSON FILING:

          Community Savings Bankshares, Inc. Employee Stock Ownership Plan
           Trust.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Community Savings Bankshares, Inc.
          660 U.S. Highway One
          North Palm Beach, Florida   33408

ITEM 2(c) CITIZENSHIP:

          United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $1.00 per share

ITEM 2(e) CUSIP NUMBER:

          204037 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          778,669


CUSIP NO. 204037 10 5                                       Page 4 of 6 Pages
_____________________                                       _________________


          (b) Percent of class:
              9.12% (Based upon 8,542,363 shares issued and outstanding as of December 31, 2000.)

          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or to direct the vote  413,765
                                                              --------
              (ii)  Shared power to vote or to direct the vote  364,904
                                                                -------
              (iii) Sole power to dispose or to direct the disposition of
                    413,765
                    -------
              (iv)  Shared power to dispose or to direct the disposition of
                    364,904
                    -------

          The Community Savings Bankshares, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Community Savings Bankshares, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustee must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustee in the same proportion for and against proposals presented to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. During 2000, the ESOP was amended and restated to become the ESOP of Community Savings Bankshares, Inc. Prior thereto, it had been the ESOP of its wholly owned subsidiary, Community Savings, F.A.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          First Bankers Trust Company, N.A. is the trustee ("Trustee") of the Trust, which holds 778,669 shares of Common Stock of which 364,904 shares had been or were in the process of being allocated to the accounts of participating employees as of December 31, 2000 and 413,765 shares of Common Stock which have not yet been allocated to the accounts of participating employees, and which will be voted by the Trustee pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.


CUSIP NO. 204037 10 5                                       Page 5 of 6 Pages
_____________________                                       _________________

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certifications.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. 204037 10 5                                       Page 6 of 6 Pages
_____________________                                       _________________

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   COMMUNITY SAVINGS BANKSHARES, INC. EMPLOYEE
                                   STOCK OWNERSHIP PLAN TRUST



Date: February 9, 2001             By:    /s/ Linda Shultz
                                          -----------------------------------
                                   Name:  Linda Shultz
                                   Title: Trust Officer,
                                          of First Bankers Trust, N.A.,
                                          Trustee for Community Savings
                                           Bankshares, Inc. Employee Stock
                                           Ownership Plan Trust